October 18, 2024

Matthew Wolfson
President, Chief Executive Officer & Chief Financial Officer
Electromedical Technologies, Inc
16413 N. 91st Street , Suite C140
Scottsdale, Arizona 85260

       Re: Electromedical Technologies, Inc
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-56192
Dear Matthew Wolfson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services